UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35621 / June 3, 2025

In the Matter of:

Nomura Alternative Income Fund
NAIF Splitter LLC
Nomura Capital Management LLC
Nomura Credit Opportunities Fund, LP.

Worldwide Plaza
309 W. 49th Street
New York, NY 10019

812-15759

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Nomura Alternative Income Fund, et al. filed an application on April 21, 2025, requesting an
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit
certain registered closed-end management investment companies and business development
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On May 7, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35575). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that participation by the Regulated Funds in the proposed transactions is consistent
with the provisions, policies and purposes of the Act and is on a basis no less advantageous than
that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Nomura Alternative Income Fund, et al. (File No. 812-15759) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie Fouse,

Assistant Secretary.